Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

February 18, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Brion R. Thompson

Re:	CPG FrontPoint MultiStrat Fund (the "Fund")
File Nos. 333-161174, 811-22324

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Foreside Fund Services, LLC, as underwriter, hereby joins the Fund in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on February 18, 2010, or as soon thereafter as practicable.

Securities of the Fund are being sold on a best efforts basis.  No preliminary prospectuses have been or will be distributed before the date of effectiveness of the Fund's Registration Statement.  Prospective investors will receive final prospectuses.

FORESIDE FUND SERVICES, LLC

By:	/s/ Nanette K. Chern
Name: Nanette K. Chern
Title: Vice President

CPG FRONTPOINT MULTISTRAT FUND
C/O CENTRAL PARK ADVISERS, LLC
12 EAST 49TH STREET
NEW YORK, NEW YORK  10017

February 18, 2010

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Brion R. Thompson

Re:	CPG FrontPoint MultiStrat Fund (the "Fund")
File Nos. 333-161174, 811-22324

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form N-2, to February 18, 2010, or as soon thereafter as practicable.

Sincerely,

CPG FRONTPOINT MULTISTRAT FUND

By:	/s/ Mitchell A. Tanzman
Mitchell A. Tanzman
Authorized Person